Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Clayton Williams Energy, Inc. 401(k) Plan and Trust:

We consent to the incorporation by reference in the Registration Statement (No. 33-69688) on Form S-8 of Clayton Williams Energy, Inc. of our report dated June 21, 2004, with respect to the statements of net assets available for benefits of Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2003 and 2002, the related statement of changes in net assets available for benefits for the year ended December 31, 2003, and the related supplemental schedule, which report appears in the December 31, 2003 annual report on Form 11-K of Clayton Williams Energy, Inc. 401(k) Plan and Trust.

KPMG LLP

Dallas, Texas
June 28, 2004